Amarillo Biosciences, Inc.

December 11, 2006

Ms. Tabitha Akins
Staff Accountant
United States Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549

Re:	Amarillo Biosciences, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2005
Form 10-QSB for the Quarterly Period Ended March 31, 2006
Form 10-QSB for the Quarterly Period Ended June 30, 2006
File No. 000-20791

Dear Ms. Akins:

Below you will find our explanations and proposed filing changes in response to the additional three comments from our phone conversation on November 30, 2006:

1.
Please revise the disclosures you proposed in response to prior comment 1 to indicate that your independent accounting firm had not issued an attestation report on the management’s assessment of internal controls. As you appear to have discussed the internal controls prior to when the Company was required to have an attestation report issued by your independent accounting firm, this disclosure would appear to be consistent with item 308(a) 4 of Regulation S-B.

In the amended Form 10-KSB, we will add the sentence, “The Company’s accounting firm has not issued an attestation report on the management’s assessment of the Company’s internal controls.” The final paragraph for Item 8A will read as follows: “Management has concluded that internal control over financial reporting was effective as of December 31, 2005. The Company’s accounting firm has not issued an attestation report on the management’s assessment of the Company’s internal controls. No material changes to the Company’s internal controls were made in 2005 and no material weaknesses in such controls were found.”

2.
Even after the disclosure revision you proposed in response to prior comment 3, it is still unclear why it is appropriate to record revenue from the federal grant and research paid to OSU upon disbursement of the funds by the DPM and payment of those funds to OSU. Please clarify this for us. While you propose disclosing that the grant and the OSU contract are expected to be completed in the second quarter of 2006, it is also unclear when the funds were dispersed by DPM and paid to OSU and why you appear to recognize revenue for this grant in 2005. Please clarify this in your proposed disclosure.

4134 Business Park Drive ◆ Amarillo, Texas 79110 ◆ (806) 376-1741 ◆ Fax: (806) 376-9301 ◆ E: ABI@AmarBio.com

Ms. Tabitha Akins
December 11, 2006

In the amended Form 10-KSB, the disclosure will be changed to read as follows: “The Company was awarded a research grant in May 2005 by the National Institute of Health, Small Business Innovation Research Program (“NIH”). The funded research has been subcontracted to Ohio State University (“OSU”) by the Company. Revenue is recognized by the Company as earned and collectability is reasonably assured.  Revenue is earned under the grant with NIH as qualified research costs are incurred. Costs are recognized by the Company on an ongoing basis as incurred by OSU and invoiced to the Company.”

3.
Please refer to the disclosure you proposed in prior comments 1 and 6 as you appear to have assessed the Company’s internal controls as effective. Please revise the proposed certification to include language about internal control over financial reporting referenced in paragraph 4 and 4(b) in item 601(b) (31) of Regulation S-B. While the requirement to include this language appears to have been deferred because management was not yet required to assess the effectiveness of the company’s internal controls, you choosing to assess them as being effective would appear to make this language applicable.

Exhibit 31-1 will be amended to the following format for the amended Form 10-KSB and the amended Forms 10-QSB for March 31 and June 30, 2006. The new format is as follows:

EXHIBIT 31.1

FORM OF CERTIFICATION

PURSUANT TO RULE 13a-14 AND 15d-14

UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

CERTIFICATION

I, Joseph M. Cummins, certify that:

1. I have reviewed this report on Form 10-KSB (or Form 10-QSB) of Amarillo Biosciences, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the periods covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))for the registrant and have:

4134 Business Park Drive ◆ Amarillo, Texas 79110 ◆ (806) 376-1741 ◆ Fax: (806) 376-9301 ◆ E: ABI@AmarBio.com

Ms. Tabitha Akins
December 11, 2006

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize, and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: May 11, 2006	/s/ Joseph M. Cummins
Name: Joseph M. Cummins
Title: President and Chief Executive Officer
and Chief Financial Officer

* * * *

4134 Business Park Drive ◆ Amarillo, Texas 79110 ◆ (806) 376-1741 ◆ Fax: (806) 376-9301 ◆ E: ABI@AmarBio.com

Ms. Tabitha Akins
December 11, 2006

Please provide a letter of approval of our responses for our files. Upon receipt of your letter of approval we will proceed with the amended filings of Form 10-KSB for the Fiscal Year Ended December 31, 2005, Form 10-QSB for the Quarterly Period Ended March 31, 2006, and Form 10-QSB for the Quarterly Period Ended June 30, 2006, within ten business days of receipt of your approval. If you have any further questions, please contact Gary Coy, Vice President and Chief Financial Officer, at (512) 264-3076 or Brianne Braudt, Accounting Manager, at (806) 376-1741 x16.

Sincerely,

/s/ Joseph M. Cummins

Joseph M. Cummins
President and Chief Executive Officer
Amarillo Biosciences, Inc.

4134 Business Park Drive ◆ Amarillo, Texas 79110 ◆ (806) 376-1741 ◆ Fax: (806) 376-9301 ◆ E: ABI@AmarBio.com